ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
NYSE Amex Code: OBT
FOR IMMEDIATE RELEASE: 25 February 2013

Sale of a portion of Synerject LLC

PERTH, AUSTRALIA – Orbital Corporation Limited (“Orbital”) advises that it has reached agreement with Continental Corporation (“Continental”) to change the ownership interests in their joint venture, Synerject LLC, effective 1 March 2013.

Continental will acquire an additional 12% interest in Synerject LLC for US$6 million to take its interest to 70% with Orbital retaining a 30% interest.  The joint venture partners also agreed to modify the joint venture agreement, including an increase in the dividend distribution rate from 45% to 55% of audited profits.

Orbital will record a profit before tax of approximately US$1.5 million on the sale; however will also derecognise deferred tax assets of a similar amount.

Mr Terry Stinson, Orbital’s CEO and Managing Director commented “This sale will increase Orbital’s cash reserves to approximately $10 million whilst still retaining a 30% interest in Synerject which, based on this transaction, values Orbital’s remaining share at US$15 million”.

“This US$6 million will be used to support our growth aspirations including; existing Unmanned Aerial Systems (“UAS”) programs; expansion into new UAS markets and products; alternative fuel programs; other new product development; capital management; and potential acquisitions that fit within our strategy.” added Mr Stinson.

ENDS

CONTACTS	Ian Veitch Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).